UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16477
COVENTRY HEALTH CARE, INC.
(Exact name of registrant as specified in its charter)
6720-B Rockledge Drive, Suite 700 Bethesda, Maryland 20817 (301) 581-0600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value 6.30% Senior Notes due 2014 6.125% Senior Notes due 2015 5.95% Senior Notes due 2017 5.450% Senior Notes due 2021
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value — 1 holder
6.30% Senior Notes due 2014 — 65 holders
6.125% Senior Notes due 2015 — 52 holders
5.95% Senior Notes due 2017 — 55 holders
5.450% Senior Notes due 2021— 48 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Coventry Health Care, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COVENTRY HEALTH CARE, INC.
Date:	May 17, 2013	By:	/s/ Randy P. Giles
			Name:	Randy P. Giles
			Title:	Executive Vice President and Chief Financial Officer